Issuer Free Writing Prospectus

Filed by: AutoNation, Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333- 229818

AUTONATION, INC.

$400,000,000 1.950% SENIOR NOTES DUE 2028

$450,000,000 2.400% SENIOR NOTES DUE 2031

PRICING TERM SHEET

July 26, 2021

This term sheet to the preliminary prospectus supplement dated July 26, 2021 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	AutoNation, Inc.

Ratings (Moody’s/S&P/Fitch)*:	Baa3/BBB-/BBB-

Security Type:	Senior Unsecured Notes

Format:	SEC Registered

Title of Securities:	1.950% Senior Notes due 2028 (the “2028 Notes”) 2.400% Senior Notes due 2031 (the “2031 Notes”)

Aggregate Principal Amount:	2028 Notes: $400,000,000 2031 Notes: $450,000,000

Net Proceeds (after underwriting discount and before expenses):	$842,602,500

Maturity Date:	2028 Notes: August 1, 2028 2031 Notes: August 1, 2031

Interest Rate:	2028 Notes: 1.950% 2031 Notes: 2.400%

Public Offering Price:	2028 Notes: 99.805% of the principal amount, plus accrued interest, if any, from July 29, 2021 2031 Notes: 99.735% of the principal amount, plus accrued interest, if any, from July 29, 2021

Yield to Maturity:	2028 Notes: 1.980% 2031 Notes: 2.430%

Benchmark Treasury:	2028 Notes: UST 1.250% due June 30, 2028 2031 Notes: UST 1.625% due May 15, 2031

Spread to Benchmark Treasury:	2028 Notes: +95 bps 2031 Notes: +115 bps

Benchmark Treasury Yield:	2028 Notes: 1.030% 2031 Notes: 1.280%

Interest Payment Dates:	February 1 and August 1 of each year, commencing on February 1, 2022

Interest Payment Record Dates:	January 15 and July 15 of each year

Optional Redemption:

2028 Notes: Make-whole call at any time prior to June 1, 2028 at a discount rate of the applicable Treasury Yield plus 15 basis points; callable at 100% at any time on or after June 1, 2028 (two months prior to maturity); plus, in each case, accrued and unpaid interest to, but not including, the redemption date

2031 Notes: Make-whole call at any time prior to May 1, 2031 at a discount rate of the applicable Treasury Yield plus 20 basis points; callable at 100% at any time on or after May 1, 2031 (three months prior to maturity); plus, in each case, accrued and unpaid interest to, but not including, the redemption date

Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs, subject to certain exceptions, each holder will have the right to require that the Company purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount of such Notes plus accrued and unpaid interest to, but excluding, the date of repurchase

Trade Date:	July 26, 2021

Settlement Date:

July 29, 2021 (T+3)

It is expected that delivery of the Notes will be made against payment therefor on or about July 29, 2021, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing day will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

CUSIP:	2028 Notes: 05329W AR3 2031 Notes: 05329W AS1

ISIN:	2028 Notes: US05329WAR34 2031 Notes: US05329WAS17

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Truist Securities, Inc. Wells Fargo Securities, LLC Mizuho Securities USA LLC U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Citizens Capital Markets, Inc. PNC Capital Markets LLC

Co-Managers:	Loop Capital Markets LLC R. Seelaus & Co., LLC TD Securities (USA) LLC

*

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

Where similar language or information to that set forth above appears in other sections of the preliminary prospectus supplement dated July 26, 2021, that language or information is deemed modified accordingly as set forth above.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. at 1-800-294-1322 (email dg.prospectus_requests@baml.com) or J.P. Morgan Securities LLC collect at 1-212-834-4533 or Truist Securities, Inc. at 1-800-685-4786 (email TSIdocs@Truist.com) or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 (email wfscustomerservice@wellsfargo.com).